November 9, 2006


Unites States
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn:  Timothy Geishecker

         RE:  TETRAGENEX PHARMACEUTICALS, INC
              AMENDMENT NUMBER TWO TO REGISTRATION STATEMENT ON FORM SB-2 FILED ON OCTOBER 13, 2006
              FILE NUMBER 333-134987

Dear Mr. Geishecker:

GENERAL

1. We note your response to prior comment number 1; however, it still appears from your response that the warrants could be exercisable after the 2004 warrant exchange. If this is true, please provide your analysis as to how the offer of the UNDERLYING COMMON STOCK to the warrant holders was exempt from registration. Please note that we are looking for a response regarding the offer and sale of the underlying common stock that must comply with Section 5 or have an exemption. If the warrants were not exercisable after the warrant exchange, please direct us to the specific language in the warrant agreement covering when the warrants would become exercisable. Please refer to Telephone Interpretation A-9 to the Division of Corporation Finance's of Telephone Interpretations.

Response 1: As per your comment and our subsequent conversation we have reviewed Telephone Interpretation A-9. We believe that the initial warrant exchange qualifies for the exemption under Section 3A-9 in that holders were given the opportunity to exchange one warrant for another warrant for no consideration and that no commission were paid in connection with such solicitation. You correctly note that the warrants were exercisable immediately after issuance however please note that no holder exercised. This registration statement includes the shares of common stock underlying the warrants. Accordingly, if any warrants are exercised the holder will receive shares that have been registered in this registration statement.

2. We did not receive your response to prior comments 22 and 23 from our letter dated September 7, 2006. Therefore, we have re-issued these comments below under "Warrants, page F-16).

Response 2: We apologies for not responding to comments 22 And 23. On our copy those comments did not appear.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT), PAGE F-4

         3. We note your response to comment 18 of our letter dated September 7, 2006. Please supplementally provide us with separate journal entries for the following events (1) Conversion of class D preferred stock into notes and (2) Conversion of preferred D notes into common stock. In addition, explain why the conversion of class D preferred stock into notes resulted in an increase to additional paid-in capital and why the conversion of preferred D notes into common stock resulted in a decrease to additional paid-in capital.

Response 3: The journal entry attached was a combination of the closing out of all of the issuance costs and deferred costs associated with the issuance of the preferred D stock and the actual issuance of it, the canceling of the preferred d and issuance of notes, the gain on that transaction as well as the partial conversion of the notes into equity. We have broken down the numbers to explain where each came from and attached the basic entries for the issuance of the note and the conversion to equity.

         4. Please revise your filing to remove the journal entry included on page 41. Include your response to our above request for separate entries in your response letter.

Response 4: The journal entry was removed from the document and placed in the response letter as requested.

JOURNAL ENTRY FOR CONVERSION OF PREF D INTO NOTES PAYABLE

Additional Paid in Capital        3,115,947
            Notes Payable                     3,115,947


JOURNAL ENTRY FOR CONVERSION OF PREFERRED D NOTES INTO COMMON STOCK

Notes Payable                     1,123,923
            Capital Stock-Common                  4,267
            Additional PIC                    1,119,656


PREFERRED D JOUNAL ENTRY
     11/23/2004

ACCOUNT                                                 DEBIT            CREDIT               MEMO             CLASS
-------                                                 -----            ------               ----             -----
Capital Stock Preferred Stock D                             $1.00                    Preferred D Conversion   Finance
Additional Paid in Capital Preferred D               6,416,659.77                    Preferred D Conversion   Finance
Dividends Payable Preferred D                        1,915,480.15                    Preferred D Conversion   Finance
Capital Stock Common Stock                                                4,266.89   Preferred D Conversion   Finance
Additional Paid in Capital Common                                       785,412.91   Preferred D Conversion   Finance
Additional Paid in Capital- Issuance costs pref D                       194,028.17   Preferred D Conversion   Finance
Deferred Offering Costs Preferred D issuance                                57,500   Preferred D Conversion   Finance
Notes Payable-Preferred Settlement                                    2,806,650.00   Preferred D Conversion   Finance
Additional Paid in Capital Common                                     4,455,140.35   Preferred D Conversion   Finance
Additional Paid in Capital Common-Deemed Dividends                       29,142.60   Preferred D Conversion   Finance


In 2002 we initially issued 725 shares of Class D preferred stock to several investors for a total of $7.25 million less certain issuance costs such as fees to consultants. The preferred stock came with an accruing dividend of 10% per annum. During the bankruptcy process we negotiated a settlement with the preferred shareholders. In exchange for the cancellation of the preferred D shares we agreed to make a payment of $600,000 less legal fees at the effective date of the bankruptcy, another $600,000 payment one year from the effective date and a 53 month note for $2.6 million. We accounted for the elimination of the existing preferred D, the issuance of the notes and the converting of a portion of the notes to common stock all in one entry. As you can see in the other entries a total of approximately $3.1 million was put into notes payable after the initial payment made. Secondly a total of $1,123,923 of notes was then converted into common stock resulting in 1,066,720 (4,067,720 in Innapharma terms) shares of common stock.

To summarize each portion of the entry above:

A. The $6,416,659 represents the elimination of the preferred D from additional paid in capital which consisted of the $7.25 million invested less the issuance costs.

B. The $1,915,480 represents the elimination of the dividends payable which had accrued from the time of the investment until the agreement

C. The 4,266 represents the value of the $1,066,720 shares of Tetragenex common stock issued in exchange for the conversion of the Preferred D notes. Being it was prior to the books being changed for the merger it was ultimately $1,067 as shown in the financials

D.  The $785,412 is the first two conversions less the amount to common stock

E. The $194,028 was the reversing out of additional issuance costs associated with the offering such as legal and accounting fees

F. The 57,500 was the reversing out of costs associated with preparing the preferred D offering which were on our books

G. The $2,806,650 is the total of the notes payable after the initial payment and intial conversions

H. The $4,455,140 is the the difference between the total preferred D plus accrued dividends less the total of the settlement. So essentially it was the gain on the settlement

I. The $29,142 was the reversal of an expense put in that account which was to reclass closing costs paid by KBC who purchased most of the Preferred D.

RECENTLY ISSUED ACCOUNTING STANDARDS, PAGE F-9

         5. Please revise to update your disclosure of recently issued accounting standards. Include a brief description those standards issued since May 2005 that are applicable to you, the date adoption is required and the date you plan to adopt, if earlier and a discussion of the impact that adoption of the standard is expected to have on your financial statements. Refer to Question 2 of SAB Topic 11.M.

Response 5: The footnotes to our financials were updated to include pronouncements issued since May 2005. See page F-9.

WARRANTS, PAGE F-16

         6. Please tell us the specific accounting guidance you used to determine that crediting compensation expense was appropriate in relation to the April 6, 2005 cancellations of the warrants and options.

Response 6: In 2005 all existing options were cancelled and reissued under the name Tetragenex with different expiration dates and exercise prices. We determined that being that these options were originally expensed to compensation expense when issued that the best way to account for the exchange was to value the remaining portion of the cancelled options and credit compensation expense for that amount and then expense the value of the newly issued ones to the same account being they were granted to officers, directors and employees of the company. The specific accounting pronouncement we used to decide this was EITF 96-18 and FAS 123 R, in that the warrants/options were issued to other than employees and had to be accounted for at Fair Value, we used Black-Scholes as a substitute for fair value.

         7. We note the difference between the aggregate warrant restructuring expense of $2,452,419 on your Statements of Operations and the amount recorded in Additional Paid in Capital on your Statements of Shareholder's Equity represents the issuance of 32,268 warrants to correct mistakes in existing shareholders accounts based on previous agreements. Please tell us how you present the issuance of these warrants on your Statements of Shareholder's Equity.

Response 7: With regard to the difference between the aggregate warrant restructuring expense of $2,451,419 on our Statement of operations and the amount recorded in Additional Paid in capital represents the issuance of 32,268 warrants to correct mistakes in existing shareholders accounts. The issuance of these warrants appears on our statement of shareholders equity in the Issuance of warrants/options for services number. The expense which was $18,478 we felt best fit in there because the 32,268 warrants were originally issued for services provided to the company.

          We believe that we have responded to all of your comments and hope to request an acceleration shortly. Thank you for your cooperation.


                                                 Very truly yours,


                                                 Arthur S. Marcus, Esq.